July 11, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Houston American Energy Corp.
Draft Registration Statement on Form S-1
Confidentially Submitted on July 11, 2025
CIK No. 0001156041

Ladies and Gentleman:

On behalf of our client, Houston American Energy Corp. (the “Company”), we are submitting a draft Registration Statement on Form S-1 (the “Registration Statement”) via EDGAR to the Securities and Exchange Commission (the “SEC”) for confidential non-public review pursuant to the procedures of the SEC.

The Company undertakes to publicly file the Registration Statement and non-public draft submissions at least two (2) business days prior to the requested effective time and date of the Registration Statement requested by the Company pursuant to Rule 461 under the Securities Act of 1933, as amended.

Please do not hesitate to contact me by telephone at (646) 258-7567 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Joseph E. Segilia
Joseph E. Segilia
Sullivan & Worcester LLP

cc:	(via email)

Mr. Edward Gillespie, Chief Executive Officer of Houston American Energy Corp.